SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. 3)

Guaranty Bancorp

(Name of Issuer)

Voting Common Stock, par value $.001 per share

(Title of Class of Securities)

40075T102

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Philip R. Bevan, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, N.W., 11th Floor Washington, D.C. 20005 (202) 347-0300
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 40075T102	13D/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 40075T102	13D/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 40075T102	13D/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ X ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,589,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,589,334
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,589,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 40075T102	13D/A	Page 9 of 14 Pages

Item 1.     Security and Issuer

This Amendment No. 3 to Schedule 13D (the “Amendment”) relates to the voting common stock, par value $.001 per share (the “Voting Common Stock”), of Guaranty Bancorp, a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 345, Denver, Colorado 80202.  This Amendment is being filed to report the conversion of all outstanding shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”) into Voting Common Stock and Non-Voting Common Stock as described in Item 6 below.

Item 2.	Identity and Background

The Amendment is being jointly filed by the parties identified below.  All of the filers of this Amendment are collectively referred to as the “Patriot Financial Group.” The joint filing agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)    The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Patriot Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Patriot Funds are private equity funds focused on investing in community banks throughout the United States.  The principal business of Patriot GP is to serve as the general partner and manage the Patriot Funds.   The principal business of Patriot LLC is to serve as the general partner and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Patriot Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, LP, Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d)           During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 40075T102	13D/A	Page 10 of 14 Pages

(e)           During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On May 6, 2009, the Patriot Funds, along with other investors, entered into an Investment Agreement with the Company, as described in Item 6 below (the “Investment Agreement”) to purchase shares of Series A Convertible Preferred Stock of the Company (the “Series A Preferred Stock”).  On August 11, 2009, the Patriot Funds purchased 20,000 shares of the Series A Preferred Stock for $20.0 million using working capital of the Patriot Funds.   In addition, since the issuance of the Series A Preferred Stock, the Patriot Funds have received 6,384 shares of Series A Preferred Stock pursuant to the payment of payment-in-kind (“PIK”) dividends, including 2,473 shares of Series A Preferred Stock received pursuant to a Special PIK Dividend (as defined below) on September 30, 2011.  On September 30, 2011, the 26,384 shares of Series A Preferred Stock owned by the Patriot Funds were converted into 17,589,334 shares of Voting Common Stock.

Item 4.	Purpose of Transaction

The Series A Preferred Stock was acquired for investment purposes.

Except as set forth in this Amendment and in connection with the Investment Agreement and the Transaction Agreement, described in Item 6 below, no member of the Patriot Financial Group has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, the Patriot Financial Group reserves the right to change its plans and intentions at any time as it deems appropriate.  Accordingly, the Patriot Financial Group may consider the acquisition or disposition of shares of Voting Common Stock which may be effected at any time and from time to time through market transactions, registered offerings, block trades, privately negotiated transactions or otherwise.  Pursuant to the terms of the Investment Agreement, the Patriot Funds requested that W. Kirk Wycoff be nominated to serve as a director of the Company, and on August 11, 2009, the Company appointed W. Kirk Wycoff to serve as a director of the Company and until his successor is elected and qualified.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Amendment are based upon 100,205,269 outstanding shares of Voting Common Stock as of September 30, 2011, as reported in the Company’s Current Report on Form 8-K, dated September 29, 2011.

CUSIP No. 40075T102	13D/A	Page 11 of 14 Pages

(a) - (b) Other than the 17,589,334 shares of Voting Common Stock, no member of the Patriot Financial Group has acquired, and does not beneficially own, any shares of Voting Common Stock or Non-Voting Common Stock.

The Patriot Funds possess shared voting and dispositive power over 17,589,334 shares, or 17.6%, of the Voting Common Stock. Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Patriot Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 17,589,334 shares of Voting Common Stock.

(c)           Members of the Patriot Financial Group had no transactions in the Voting Common Stock (or securities convertible into Voting Common Stock) in the last 60 days, except as described in Item 6 below.

(d)           Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 6, 2009, Guaranty Bancorp entered into the Investment Agreement with the Patriot Funds, Relational Investors Mid-Cap Fund I, L.P. and Relational Investors Mid-Cap Fund II, L.P. (the “Relational Funds”) and Castle Creek Capital Partners, III, LP (“Castle Creek Fund III”) (the “Principal Investors;” for purposes hereof such term also includes Castle Creek Fund IV, as hereinafter defined), pursuant to which the Company agreed to issue up to 60,000 shares of Series A Preferred Stock.  Subsequent to May 6, 2009, additional investors became parties to the Investment Agreement (collectively with the Principal Investors, the “Investors”).  On August 11, 2009, the Patriot Funds and the other investors which are parties to the Investment Agreement entered into Amendment No. 1 to the Investment Agreement.  On August 11, 2009, pursuant to the Investment Agreement, the Patriot Funds purchased 20,000 shares of Series A Preferred Stock for aggregate consideration of $20.0 million. On February 11, 2010, the parties entered into Amendment No. 2 to the Investment Agreement. On July 30, 2010, Castle Creek Fund III sold its shares of Series A Preferred Stock to Castle Creek Capital Partners, IV, LP (“Castle Creek Fund IV” and an “Investor”).

Under the terms of the Investment Agreement, the Company prepared and filed a shelf registration statement with the Securities and Exchange Commission covering all shares of securities issuable upon the conversion of the Series A Preferred Stock. The Investors also have customary demand and piggyback registration rights.

Each of the Relational Funds and the Patriot Funds provided to the Company the same passivity commitments each such Investor was required to enter into with the Board of Governors of the Federal Reserve System (the “FRB”). These passivity commitments with the Company expire for all Investors on the fifth anniversary of the closing date, or, if earlier, the date on which any Investor receives approval from a regulatory authority to acquire Voting Common Stock in excess of the stockholding limitations set forth in the Investment Agreement or as may be imposed on said Investor to the extent the Investor was required to enter into a passivity commitment with the FRB.

CUSIP No. 40075T102	13D/A	Page 12 of 14 Pages

On July 27, 2011, the Company entered into the Series A Convertible Preferred Stock Transaction Agreement, which was amended and restated as of August 9, 2011 (the ‘Transaction Agreement”)  with the Principal Investors in connection with the early conversion of the Series A Preferred Stock (the Series A Preferred Stock was previously not mandatorily convertible until August 11, 2014).  Pursuant to the Transaction Agreement, (i) the Company  would issue a special PIK dividend in the aggregate amount of approximately 7,300 shares of Series A Preferred Stock to all holders of the Series A Preferred Stock (the “Special PIK Dividend”), with any fractional shares to be paid in cash, and (ii) immediately following payment of the Special PIK Dividend, all of the outstanding shares of Series A Preferred Stock would be mandatorily converted into shares of Voting Common Stock and, if necessary, non-voting common stock (“Non-Voting Common Stock”; collectively referred to as the “Common Stock”) at a conversion price of $1.50 per share (such transactions, collectively, the “Transaction”).  The Company held a special meeting of the stockholders of the Company on September 29, 2011, whereby the Transaction was approved by stockholders of the Company.

On September 30, 2011, the Company consummated the Transaction.  Pursuant to the Transaction Agreement and the Amended and Restated Certificate of Designations for the Series A Preferred Stock, the Company issued to the holders of Series A Preferred Stock an aggregate of 7,294 shares of Series A Preferred Stock as a Special PIK Dividend and, immediately thereafter, issued an aggregate of 49,416,505 shares of Voting Common Stock and 2,485,502 shares of  Non-Voting Common Stock to the holders of Series A Preferred Stock in connection with the accelerated mandatory conversion of the Series A Preferred Stock at a conversion price of $1.50 per share. On September 30, 2011, as part of the Special PIK Dividend, the Patriot Funds received 2,473 shares of Series A Preferred Stock and immediately thereafter, its 26,384 shares of Series A Preferred Stock were converted into 17,589,334 shares of Voting Common Stock.

In connection with the Transaction and pursuant to Section 7(a) of the Transaction Agreement, on September 30, 2011, the Company and the Principal Investors also entered into Amendment No. 3 (“Amendment No. 3”) to the Investment Agreement.  Amendment No. 3 clarifies that, with respect to the registration rights provided in Section 10 of the Investment Agreement, the term “Registrable Securities” (as defined in the Investment Agreement) includes all shares of Voting Common Stock issued pursuant to the Transaction (including shares of Voting Common Stock issuable upon conversion or exchange of shares of Non-Voting Common Stock issued pursuant to the Transaction).

This summary of the Transaction Agreement and the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Agreement and the Investment Agreement.  A copy of the Investment Agreement, and the amendments thereto, are attached as Exhibits 2, 3, 4 and 5 hereto and are incorporated herein by reference.  A copy of the Transaction Agreement, which includes as an exhibit thereto a form of Amended and Restated Certificate of Designations for the Series A Convertible Preferred Stock, is attached as Exhibit 6 hereto and is incorporated herein by reference.

CUSIP No. 40075T102	13D/A	Page 13 of 14 Pages

Item 7.     Material to Be Filed as Exhibits

1	Joint Filer Statement*
2	Investment Agreement**
3	Amendment No. 1 to Investment Agreement***
4	Amendment No. 2 to Investment Agreement****
5	Amendment No. 3 to Investment Agreement*****
6	Series A Convertible Preferred Stock Transaction Agreement******
___________
* Previously filed.
** Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on May 12, 2009 (Commission File No. 000-51556.)
***          Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2009 (Commission Filed No. 000-51556.)
****        Incorporated by reference to Exhibit 10.3 of the Annual  Report  on  Form 10-K  for  the  year  ended   December 31,
                2009 filed by Guaranty Bancorp with the SEC on February 12, 2010 (Commission File No. 000-51556.)

***** Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on October 3, 2011 (Commission File No. 000-51556).
****** Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Guaranty Bancorp with the SEC on August 11, 2011 (Commission Filed No. 000-51556.)

CUSIP No. 40075T102	13D/A	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2011

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch